

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Samuel Cochrane
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4

> **Re: Sierra Wireless, Inc.**
> **Form 40-F for the Year Ended December 31, 2019**
> **Filed March 11, 2020**
> **File No. 000-30718**

Dear Mr. Cochrane:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2019

Exhibit 1.2
Financial Statements
Notes to the Consolidated Financial Statements
6. Segmented Information, page 23

1.   Your disclosure on page 23 indicates that you disaggregate your revenue by segments, type, and geographical region. While we note the tables on pages 23 and 24 for revenue by type and revenue by geographical region, we note no quantitative disclosures concerning your segments. Please revise to include the disaggregation of revenues by segment in accordance with ASC 280-10-50-21.

2.   In a related matter, please ensure that all disclosures required by ASC 280-10-50-22, to the extent applicable, are included in Note 6.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing